UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ___)*

ITUS Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45069V203
(CUSIP Number)

March 27, 2017
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45069V203	13G	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSONS Bruce P. Eames
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,088,406*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,088,406*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,406*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.20%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSONS Meetrix Communications, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSONS AVG Ventures, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSONS AVG Ventures GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSONS AVG Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSONS AVG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSONS Starfighter Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 987,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 987,606*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 15,120,239 shares of common stock outstanding of the issuer as of July 28, 2017.

Cusip No. 45069V203	13G	Page 9 of 15 Pages

Item 1.

(a)	Name of Issuer

ITUS Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

12100 Wilshire Boulevard, Suite 1275
Los Angeles, CA

Item 2.

(a)	Name of Person Filing

(1)	Bruce P. Eames
(2)	Meetrix Communications, Inc.
(3)	AVG Ventures, LP
(4)	AVG Ventures GP, LLC
(5)	AVG Holdings, LP
(6)	AVG GP, LLC
(7)	Starfighter Trust

(b)	Address of Principal Business Office or, if none, Residence

Bruce P. Eames

Quantlab Financial LLC

3 Greenway Plaza, Ste. 200

Houston, TX 77046

Meetrix Communications, Inc.

2261 23rd Street, Ste. 140

Santa Monica, CA 90405

AVG Ventures, LP

AVG Ventures GP, LLC

AVG Holdings, LP

AVG GP, LLC

500 Ygnacio Valley Road

Suite 360

Walnut Creek, CA 94596

Starfighter Trust

c/o South Dakota Trust Company LLC

201 South Phillips Ave., Suite 201

Sioux Falls, SD 57104

Cusip No. 45069V203	13G	Page 10 of 15 Pages

(c)	Citizenship

Reporting Person	Citizenship

Bruce P. Eames	United States
Meetrix Communications, Inc.	Delaware
AVG Ventures, LP	Delaware
AVG Ventures GP, LLC	Delaware
AVG Holdings, LP	Delaware
AVG GP, LLC	Delaware
Starfighter Trust	South Dakota

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

45069V203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See the Cover Pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Meetrix Communications, Inc. (“Meetrix”) directly owns 987,606 shares of common stock of the Issuer (the “Common Stock”). Starfighter Trust (“Starfighter”) may be deemed to indirectly beneficially own the shares of Common Stock owned by Meetrix by virtue of its ownership of AVG GP, LLC, AVG Holdings, LP, AVG Ventures GP, LLC and AVG Ventures, LP, which collectively, directly or indirectly, own a controlling interest in Meetrix.

Adaptive Capital, LLC (“Adaptive”) directly owns 108,000 shares of Common Stock. First Light Trust (“First Light”) may be deemed to indirectly beneficially own the shares of Common Stock owned by Adaptive by virtue of its ownership of 5D Holdings, LP and 5D Holdings GP, LLC, which collectively, directly or indirectly, own all of the outstanding membership interests of Adaptive.

Bruce P. Eames may be deemed to indirectly beneficially own the shares of Common Stock owned by Meetrix and Adaptive by virtue of the fact that he directs the investment decisions of Starfighter and First Light and is a beneficiary of Starfighter and First Light.

Cusip No. 45069V203	13G	Page 11 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Cusip No. 45069V203	13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2017

/s/ Bruce P. Eames
BRUCE P. EAMES

MEETRIX COMMUNICATIONS, INC.

By:	/s/ Jebb Dykstra
Name: Jebb Dykstra
Title: CEO

AVG VENTURES, LP

By:	AVG Ventures GP, LLC
its general partner

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

AVG VENTURES GP, LLC

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

Cusip No. 45069V203	13G	Page 13 of 15 Pages

AVG HOLDINGS, LP

By:	AVG GP, LLC
its general partner

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

AVG GP, LLC

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

STARFIGHTER TRUST

By:	South Dakota Trust Company, LLC
its trustee

By:	/s/ Donna Konstanz
Name: Donna Konstanz
Title: Trust Officer

Cusip No. 45069V203	13G	Page 14 of 15 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

/s/ Bruce P. Eames
BRUCE P. EAMES

MEETRIX COMMUNICATIONS, INC.

By:	/s/ Jebb Dykstra
Name: Jebb Dykstra
Title: CEO

AVG VENTURES, LP

By:	AVG Ventures GP, LLC
its general partner

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

AVG VENTURES GP, LLC

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

Cusip No. 45069V203	13G	Page 15 of 15 Pages

AVG HOLDINGS, LP

By:	AVG GP, LLC
its general partner

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

AVG GP, LLC

By:	/s/ Mark F. Hansen
Name: Mark F. Hansen
Title: Manager

STARFIGHTER TRUST

By:	South Dakota Trust Company, LLC
its trustee

By:	/s/ Donna Konstanz
Name: Donna Konstanz
Title: Trust Officer

Page 15 of 15